Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

World Color Press Inc. (f/k/a Quebecor World Inc.) (the “Issuer”)
Suite 1100
999 de Maisonneuve Blvd. W.
Montréal, Quebec  H3A 3L4

2.                                      Date of Material Change

July 21, 2009.

3.                                      News Release

A news release disclosing the material change was issued by the Issuer on July 21, 2009, a copy of which is attached hereto as Appendix “A”.

4.                                      Summary of Material Change

On July 21, 2009 (the “Implementation Date”), the Issuer and its affiliated debtors and debtors-in-possession announced that they had successfully emerged from protection under the Companies’ Creditors Arrangement Act in Canada and under Chapter 11 of the U.S. Bankruptcy Code in the United States.

5.                                      Full Description of Material Change

5.1                               Full Description of Material Change

On January 21, 2008, the Issuer, together with fifty-three (53) of its U.S. subsidiaries (the “U.S. Debtors” and, together with the Issuer, the “Petitioners”), commenced a proceeding (the “CCAA Proceeding”) before the Superior Court for the Province of Quebec, Commercial Division, for the Judicial District of Montreal (the “Quebec Superior Court”) for a plan of reorganization and compromise under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). Each of the U.S. Debtors was joined in the CCAA Proceeding in order that each U.S. Debtor could obtain the protection of a stay under the CCAA as well as under the Bankruptcy Code (as defined below).

On January 21, 2008, the U.S. Debtors filed voluntary petitions for relief (the “U.S. Proceeding”) under the Bankruptcy Reform Act of 1978, as amended and codified in Title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”).

In connection with the CCAA Proceeding and the U.S. Proceeding, the Issuer developed a plan of reorganization and compromise, as amended and modified, pursuant to the provisions of the CCAA (the “Canadian Plan”) and the U.S. Debtors developed a plan of reorganization, as amended and modified, pursuant to the provisions of the Bankruptcy

Code (the “U.S. Plan” and, together with the Canadian Plan, the “Plans”), which Plans provided for the coordinated restructuring of the Petitioners, the compromise of certain claims of certain of their respective creditors (the “Creditors”) and a reorganization of the Issuer’s capital structure.

The Canadian Plan and the U.S. Plan were approved by the Creditors on June 22, 2009 and were respectively sanctioned by the Quebec Superior Court and confirmed by the U.S. Bankruptcy Court on June 30, 2009 and July 2, 2009.

As one of the conditions precedent to the implementation of the Canadian Plan, the Issuer completed a reorganization of its capital structure pursuant to Section 191 of the Canada Business Corporations Act (the “Reorganization”) pursuant to which the Issuer filed, on July 21, 2009, articles of reorganization (the “Articles of Reorganization”) to effect, among other things, (i) the changing of the Issuer’s name to “World Color Press Inc.”, (ii) the cancellation and deletion of the then authorized share capital of the Issuer and (iii) the creation of new classes of common shares (the “Common Shares”) and class A convertible preferred shares (the “Preferred Shares”). The holders of Preferred Shares are entitled to receive cash dividends in preference to the holders of Common Shares and, at their option, to convert such Preferred Shares into Common Shares, the whole upon the terms and conditions specified in the Articles of Reorganization.

In addition, in connection with the Reorganization and as contemplated by the Plans, the Issuer entered into a warrant indenture with Computershare Trust Company of Canada, as warrant agent (the “Warrant Indenture”), creating series I common share purchase warrants to purchase, in respect of each such warrants one (1) Common Share of the Issuer (the “Series I Warrants”) and series II common share purchase warrants to purchase, in respect of each such warrants one (1) Common Share of the Issuer (the “Series II Warrants” and, collectively with the Series I Warrants, the “Warrants”). Each Warrant expires on July 20, 2014 and gives its holder the right, on and after the exercise date specified in the Warrant Indenture, and upon the due exercise thereof, including without limitation the payment of such Warrants’ exercise price in accordance with the Warrant Indenture, to be issued one (1) Common Share.

The Common Shares issuable upon conversion of the Preferred Shares are collectively referred to as the “Underlying Shares” and the Common Shares issuable upon exercise of the Series I Warrants and the Series II Warrants are referred to as the “Warrant Shares”.

The implementation of the Plans became effective on July 21, 2009 (the “Implementation Date”), pursuant to which a total of 73,285,000 Common Shares (excluding the Warrant Shares and Underlying Shares), 12,500,000 Preferred Shares, 10,723,019 Series I Warrants and 10,723,019 Series II Warrants were issued by the Issuer on the Implementation Date. The Common Shares and the Warrants are expected to commence trading on the Toronto Stock Exchange within thirty (30) days of the Implementation Date.

In connection with the implementation of the Plans, a senior secured term loan facility in the aggregate principal amount of US$450 million was entered into pursuant to a term facility credit agreement (the “Term Loan Agreement”) among, inter alia, the Issuer and Novink (USA) Corp. (as successor in interest to Quebecor World (USA) Inc., renamed World Color (USA) Corp.) (the “US Parent”), as borrowers, Graphicor Transport Inc.

(“TGI”) and all of the Issuer’s United States subsidiaries (except those subsidiaries that were inactive as of the Implementation Date), as guarantors, Credit Suisse, General Electric Capital Corporation, GE Canada Finance Holding Company and Wachovia Bank, National Association, as co-administrative agents and co-collateral agents, Credit Suisse Securities (USA) LLC, GE Capital Markets, Inc., GE Capital Markets (Canada) Ltd. and Wells Fargo Securities, LLC, as joint lead arrangers and co-bookrunners, and the lenders party thereto from time to time. The Issuer and the US Parent, as borrowers, also entered into an asset-based revolving credit facility in the aggregate principal amount of US$350 million pursuant to a credit agreement (the “Credit Agreement”, and together with the Term Loan Agreement, the “Exit Financing Agreements”) with, inter alia, TGI and all of the Issuer’s United States subsidiaries (except those subsidiaries that were inactive as of the Implementation Date), as guarantors, General Electric Capital Corporation, Wells Fargo Foothill, LLC and Credit Suisse, as co-administrative agents, GE Canada Finance Holding Company, as Canadian agent and Canadian collateral agent, General Electric Capital Corporation, Wells Fargo Foothill, LLC and Credit Suisse, as co-collateral agents, Wells Fargo Foothill, LLC, as issuing bank, GE Capital Markets, Inc., GE Capital Markets (Canada) Ltd., Wells Fargo Securities, LLC and Credit Suisse Securities (USA) LLC, as joint lead arrangers and co-bookrunners, and the lenders party thereto from time to time.

The obligations arising under or in connection with the Exit Financing Agreements are guaranteed by, inter alia, guarantees, security interests and hypothecs granted on substantially all of the Issuer’s, TGI’s and the Issuer’s United States subsidiaries’ present and future property, movable (personal) and immovable (real), corporeal (tangible) and incorporeal (intangible), regardless of where located.

The Issuer and TGI have also provided guarantees and granted security interests and hypothecs on substantially all of the Issuer’s, TGI’s and the Issuer’s United States subsidiaries’ present and future property, movable (personal) and immovable (real), corporeal (tangible) and incorporeal (intangible), regardless of where located, as security for the obligations arising under or in connection with certain equipment leases and subleases entered into by certain of the Issuer’s United States subsidiaries.

5.2                               Disclosure for Restructuring Transactions

In addition to the disclosure set out under Item 5.1 “Full Description of Material Change” above, reference is also made to (i) the terms of the Preferred Shares set out in Schedule II to the Issuer’s Restated Articles of Incorporation dated July 21, 2009, filed on SEDAR on July 22, 2009, (ii) the Warrant Indenture, filed on SEDAR on July 22, 2009 and (iii) the Exit Financing Agreements, filed on SEDAR on July 31, 2009.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.                                      Omitted Information

Not Applicable.

8.                                      Statement of Senior Officer

Further information regarding the matters described in this report may be obtained from Mrs. Marie-É. Chlumecky, Corporate Secretary, who is knowledgeable about the details of the material change and may be contacted at (514) 954-0101.

9.                                      Date of Report

July 31, 2009.

Appendix “A”

Press Release

Quebecor World Inc.

TSX: IQW

Jul 21, 2009 17:39 ET

Quebecor World Emerges From Chapter 11 and CCAA Protection

MONTREAL, CANADA—(Marketwire - July 21, 2009) - Quebecor World Inc. and its affiliated debtors and debtors-in-possession announced today that they have successfully emerged from protection under the Companies’ Creditors Arrangement Act in Canada (“CCAA”) and Chapter 11 of the U.S. Bankruptcy Code. They have officially completed the reorganization and financial restructuring contemplated in the Canadian Plan of Reorganization and Compromise (as amended, the “Canadian Plan”) and the Joint Plan of Reorganization (as amended, the “U.S. Plan”, and, together with the Canadian Plan, the “Plans”), including successfully closing US$ 800 million exit financing facilities. At closing, the Company drew approximately US $ 540 million with which it has repaid in full its DIP credit facility.

As part of the implementation of the Plans, the Company’s previously issued and outstanding Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares have been effectively cancelled and the reorganized Company has issued (in escrow) 73,285,000 Common Shares, 12,500,000 Class A Convertible Preferred Shares, as well as 10,723,019 Series I Warrants and 10,723,019 Series II Warrants. In accordance with the terms of the Plans, the initial distribution to creditors and the listing and trading of the Common Shares, Series I Warrants and Series II Warrants on the Toronto Stock Exchange (TSX:WC) is expected to take place as soon as practicable but in any event within thirty (30) days.

In connection with Company’s exit from protection and as part of the implementation of the Plans, the names of the entities in the Company’s group are to change to World Color Press Inc. or derivatives thereof, which was previously the name of one of the merged companies that created Quebecor World in 1999. The Company intends to announce a renewed branding initiative during the next 60 days.

“This is an important and exciting day for the Company, its customers, suppliers and employees. I would like to thank everyone who has supported us through this process,” said Jacques Mallette, President and CEO. “The restructuring and reorganizing process has made us financially healthier and allowed us to start fresh with a strong balance sheet and a leaner cost structure. We believe the Company is now better positioned to meet the present and future competition in the industry and to create value for our stakeholders.”

“I would also like to offer special thanks to our outgoing directors and advisors who served the best interests of all our stakeholders during the last 18 months, as well as our dedicated employees who worked tirelessly to ensure our success. The future looks promising and I look forward to working with our new directors who will help us set a course for future growth,” added Mr. Mallette.

Forward looking statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of the “Company’s” industry and its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. The Company has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after the forward-looking statements are made.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions relating to the Company’s ability to emerge from the insolvency proceedings, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as the Company’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in the Company’s filings with the U. S. Securities and Exchange Commission (“SEC”) and the securities regulatory authorities in Canada, available at www.sec.gov and www.sedar.com (copies of which are available on www.quebecorworld.com). The Company cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in the Company’s filings with the SEC and the securities regulatory authorities in Canada and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to the Company.

Unless mentioned otherwise, the forward-looking statements in this press release reflect the Company’s expectations as of July 21, 2009, being the date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

About the Company

The Company is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 20,000 employees working in approximately 90 printing and related facilities in the United States, Canada, Argentina, Brazil, Chile, Colombia, Mexico, and Peru.

Web address: www.quebecorworld.com

For more information, please contact

Quebecor World Inc.
Tony Ross
Vice President, Communications
514-877-5317
800-567-7070

or

Quebecor World Inc.
Roland Ribotti
Vice President, Corporate Finance and Treasurer
514-877-5143
800-567-7070